Filed by Quovadx, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: Rogue Wave Software, Inc.
                                                   Commission File No. 000-28900



Quovadx intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx's website at www.quovadx.com Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave's website at www.roguewave.com.


                                                                FINAL TRANSCRIPT


CCNB StreetEvents(SM)    > > >

CCBN StreetEvents Conference Call Transcript

QVDX - Quovadx at American Electronics Association Classic Financial Conference

Event Date/Time: Nov. 04. 2003 / 6:00PM ET
Event Duration: N/A

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CCNB StreetEvents  streetevents@ccbn.com    617.603.7900   www.streetevents.com
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(C) 2003 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

PRESENTATION

--------------------------------------------------------------------------------
Lorine Sweeney, President and CEO, Quovadx Inc.


I want to remind everyone that we will be making forward-looking statements both about Quovadx and about our recently announced Rogue Wave acquisition. We will be filing our S4 very shortly and schedule 14-D-9. Important information regarding the transaction will be in those documents and you should be looking at those.

I would like to start out by telling you what we believe Quovadx does and what category of company we fit in. We consider ourselves to be a global platform and vertical software solutions company. What this means is that we have a horizontal technology platform that we'll talk about, QDX Platform V, and a set of vertical solutions. Today 90% of those solutions are in the healthcare vertical and we'll discuss what some of those are.

As of last quarter, we had about $35 million in cash and 500 employees. These employees are in 10 offices in the U.S. and one in the U.K. We're headquartered in Englewood, Colorado and we run our European distribution network out of our U.K. office.

Quovadx is actually a fairly new company in that we really began our history as XCare.net in 1998 and we started as a services company focused in on building web sites using integration technology based on XML. This is our own proprietary integration technology that we use to integrate with a variety of different systems when we built these consolidated web sites.

In 1999 we went out to raise venture capital to build our first integration product and we raised venture capital in the summer of 1999. We raised $17 million and shortly after that decided that the public markets offered a good opportunity for us to raise additional capital. So although we were a very, very small company and primarily a concept company, it ended up that we did go out into the public markets and went public in February of 2000. We raised $104 million which really did give us a substantial amount of cash to build our strategy and that's what we've used going forward.

It ends up that we launched in 2000 our first commercial software platform the XTiera platform. XTiera was an integration technology mainly used to connect with legacy healthcare systems to switch transactions. We got our first traction with a very large contract, the MedUnite consortium. MedUnite was a consortium of the seven largest insurers, Aetna, Anthem, Cigna, Oxford, Wellpoint, Healthnet and PacifiCare. They'd come together because they wanted to build a large trading network.

They selected XTiera as the infrastructure software for that trading network. Now, I can tell you, that was a very difficult project. It encompassed integrating with approximately 1800 back end systems and a variety of different types of technology and we realized then, in 2000, that we needed to have additional tools to build these types of complex applications.

We thought the best way to accomplish that was to go buy the technology versus build because of market timing. So 2001 became a year of acquisition for us. Our first acquisition was a company called Healthcare.com. Healthcare.com actually was the leader in integration technology in the healthcare space. They had over 50% of the large hospital organizations that used their technology as its infrastructure and had over 7,000 connectors and adapters back into legacy healthcare systems.

So we thought that this was an excellent synergistic technology to what we were building with XTiera. Almost simultaneously, we found a company in the Silicon Valley called Confer Software. And Confer also was an interesting company in that their development team came out of Xerox PARC and so they've been working on workflow technologies for a number of years and had come together as Confer and then built a business process automation engine and rules engine based on XML.

So, again, we had this common XML architecture and brought Confer into our family of technology. In the fourth quarter of 2001 we purchased a company called The Pixel Group and we'd been working with the Pixel Group before. They actually had started as an emulation company. In Unix emulations and then they had moved into screen scraping and the common theme here was they were allowing low end integration back into legacy systems via screen scraping and producing XML based data streams. So, again, the common theme of XML.

So we took these companies that also provided for us over 3,000 customers, a really large customer base and we spent 2002 integrating the organizations as well as the technology. And if we look at the technology integration, that actually went very smoothly. We put together the products into our first general application deployment platform, QDX Platform V, that was launched in October of last year.

Simultaneously, we did things like integrating our sales force, consolidating operations, et cetera. Where we had a bit of difficulty was in the sales arena. We thought we had purchased a very large scale and seasoned sales force from Healthcare.com and that really turned out not to be the case and we recognized that fairly early in the fourth quarter of 2001 and knew we needed to go out and get new sales leadership.

And so I was very fortunate. We went out and we hired Dave Nesvisky, who was the head of Oracle Healthcare sales and he joined us in the second quarter of 2002. At that point, we had about 20 direct sales people on our sales force and over the past year and a half Dave has re-architected the sales force, actually replaced about 90% of that original 20 and added about 25 more, so we're in the range of 40 to 45 salespeople today, direct on the street. And so that was a very large effort, but as you'll see later on, it has certainly been showing some benefits.

Now, if you look to this past year in 2003, this has really been a year for us of expansion and momentum. With the integration behind us, what we've been really working on is growing our direct sales and our distribution networks which we've continued to do and train our sales force. Continue to penetrate the strategic sectors that we've focused on with our Platform V as well as our adaptive applications and also looked at new product line extensions.

One of the things that differentiates Quovadx from many of the technology companies is in addition to our tools, we have a set of what we call adaptive applications. And they are solutions that are based on our platform technology that are highly vertical. And so just in the last quarter, we purchased a company, CareScience, who has been working on business process automation within the hospital sector. This provided a new set of technology for us in terms of automating and streamlining hospital operations. The major synergy with this acquisition is the fact that they wish to have real time integration back into the hospital system as well as a next generation business process automation workflow platform which we can provide with QDX Platform V.

So if you look today at the Quovadx business model, we're very focused when we go into an organization. Many companies have their information trapped in a variety of different kinds of systems from databases and data warehouses to their legacy systems who are wanting to access trading partners and be able to trade transactions or, today, wanting to access various web-based applications.

What we do at Quovadx is we preserve the investment in those legacy systems and through the use of QDX Platform V can create brand new processing by extracting this data, using a new process work flow and creating a brand new application. So QDX Platform V, as a tool set, allows our customers to really enhance what they have in place today and get a better return on investment for those current systems.

But as I mentioned, we have also extended that capability through our application suite. So not only do we sell our tool set, but we also have created a set of applications based on Platform V technology that really do provide specific returns on investment in our various market segments.

So, for instance, if we were to take the provider sector within healthcare, the large hospital organizations, and if they have one of these applications, let's say our cash accelerator product. Today, you go into a hospital and when you're admitted into the Emergency Room you talk to an admitting clerk who ends up bringing up a record and enters you into their legacy system and they want to find out certain things like, what's your insurance coverage? Do you have good credit? They want to verify your demographics. A number of different kinds of electronic transactions.

Today, that clerk can enter information, a query on you, and they can take that
- we take that information, issue an Internet request out through a variety of different clearing houses or information sources, bring that information back and display that back through the legacy system.

Obviously, this provides a lot of value and no changes in the workflow for the hospital. In order to orchestrate that kind of an application, you need to have the facilities of a Platform V which then, again, allows you to integrate back into a legacy system, be able to take that data, orchestrate it into a new process and then put it back into the original system. So we're adding that additional value of the application on top of what is our basic tool set.

Quovadx, as I mentioned, has a very large and broad customer base. In particular, we have over 3600 customers, 1800 of which are in the healthcare vertical. So we really do have the who's who in healthcare from hospitals to large insurance companies and, more recently, into the pharmaceutical area. But, in addition to that, we also have a host of customers in a variety of other horizontal areas. Many of those came through our Pixel acquisition.

We have additional customers in the financial services area, media, entertainment and a variety of other different types of manufacturing organizations. We really work in two areas when we look at our overall market opportunity. The first segment is the application and platform - application deployment and platform spending area.

Now, application deployment platforms are really platform suites, like I've explained with Platform V, that consist of integration components. This is process automation and in the application development are tools to build that new application. This is now a very large segment. One of the things that I think is very interesting is the recent industry report this summer by IDC. It listed Quovadx as the faster growing application deployment platform. So we have a very good position in this particular segment.

In addition to that, as we talked about our vertical applications, we also participate in the global healthcare IT spending sector, which is obviously a very large and growing sector, expecting growth to $103 billion by 2006.

In addition, one of the areas that we have gained quite a bit of traction in recently is the whole area of web services. And if you're at all familiar with web services, you know that this is the next evolution of integration. And what's important about it is that, as one of our product managers said, IBM and Microsoft agree on the approach so it might work.

But, the fact is, we really believe that web services does offer one of the biggest benefits with regard to inter-operability. Quovadx has a core competency in XML and XML really is at the foundation of web services. We believe this provides us tremendous advantage over other web services providers.

In particular, many of the platforms out there today are Java based. As a consequence of that, web services are orchestrated in Java and then they have to be translated into XML. We avoid this translation and complexity with our XML based platform. I think a validation of our leadership in this area is with the web services inter-operability organization.

This organization is made up of 160 of the leading software companies and Quovadx was one of the original seven companies that could illustrate a demonstration application of web services. Those initial seven companies consisted of IBM, Oracle, BEA, Sun Microsystems, Corillian, Bowstreet and then Quovadx. And, in fact, what I think is even more interesting as we're looking at these applications as they are being looked at more closely is the complexity of some of the competitors in that space. What it takes for them to develop one of these web services applications versus Quovadx. BEA, as an example, had over 300 files to create their application and Quovadx had four.

Most of the competitors require 20 developers to do their applications. We have two working on the project. Again, it comes back to the fact that we have a very simple platform that avoids a lot of the complexity that you see in other competing platforms.

Today, when we look at the major advantages to healthcare organizations with regard to web services, what we're seeing is the ability to reuse a lot of data in the enterprise and this is something that we think is very important when we look at the vertical solution aspect because being able to reuse clinical data, for instance, in a hospital is a natural for web services and so we begin to see the practicality of this throughout that enterprise.

So today, in expanding what we've been doing with our platform technology, we did announce the acquisition of Rogue Wave Software. We expect Rogue Wave to really offer two things in that it broadens our tools offerings as well as our industry reach. If you look at the statistics for Rogue Wave and Quovadx we had trailing 12-month revenues of $72.3 million and Rogue Wave had trailing 12-month revenue of $32.9.

The Rogue Wave acquisition was valued at $71 million and this included approximately $33 million of their acquired cash. So, our acquisition offer for Rogue Wave is $6.85 per share, consisting of $4.09 cents of cash per share, or $42 million and 0.5292 shares of Quovadx per Rogue Wave share. So we do expect to issue 5.5 million new Quovadx shares.

The transaction itself is valued, net of cash, at 1.2 times trailing 12 months revenue and the acquisition will bring very high margins - a very high margin of profitability and a cash generating model. If you look at the Rogue Wave margins they have been in - the gross margins have been in excess of 90% so very high gross margin models. And we do expect this transaction to be immediately accretive to 2004 earnings by 5 to 10 cents per share.

So I think we've talked through a number of the statistics here. We're certainly happy to walk you through any of the other details after the presentation.

If we talk about what are Rogue Wave offerings, Rogue Wave has been a very mature software company and their mature products are cash generators from SourcePro and SourcePro DB which is a cross-platform cross-database C++ application development tool and their Stingray product which is graphical user interface control for Windows applications.

These have been their two major products. Both of these product offer strong revenue sources, are excellent cash generators and, even more importantly, they have an outstanding customer base of 18,000 customers with over 300,000 licenses in the field.

Rogue Wave, though, has been developing a new product strategy. A key for this strategy is to be able to preserve the investment that organizations today have in their C++ technology and be able to leverage that investment into new applications involving Java and .NET based architecture.

So they introduced, late last year, a new product called LEIF which does this very thing in that it integrates C++ applications with new applications that are written in .NET and J2EE. So you can see the common thread in terms of the path that Rogue Wave has been on versus what we have had as our core mission at Quovadx which is to be able to preserve those investments and be able to move them into new technology architecture without rewriting the considerable base of code that is already out there.

In addition to what they've been doing with their LEIF products, they had also embarked upon another initiative, Wave Runner, which was to design and build an assembly and orchestration platform for web services. We got into discussions and in the room with us right now is the CEO of Rogue Wave, Kathleen Brush. We actually got into discussions with Rogue Wave this summer about the fact that QDX Platform V might serve as a piece of this Wave Runner strategy.

An objective was to be able to accelerate their time to market with this key piece of technology and be able to take that technology into that solid customer base. So this was one of the key catalysts for bringing together our organizations and we really do believe that the combination and the substitution of Platform V as their Wave Runner initiative is going to bear a lot of fruit for both companies.

So when we looked at the opportunity and the synergies that we've identified to date, we obviously see both revenue and cost synergies. First, on the revenue side, we definitely see significant cross sell opportunities for both companies. As I mentioned, with Platform V in terms of Rogue Wave looking at that as a possible reseller opportunity, we feel it's an immediate benefit for being able to take our Platform V technology combined with the LEIF product and be able to leverage that into the Rogue Wave customer base.

From a Quovadx perspective, it will also accelerate our entry into the financial services market. As we mentioned earlier this year, we've started to move into the financial services area. We've had a small sales initiative into that area. We've seen a lot of interest in Platform V technology and we've been building a pipeline there.

Rogue Wave has a substantial customer base in financial services and we believe that being able to leverage those relationships and the combination with our technology is going to be a big advantage.

And then, we've somewhat already talked about accelerating Rogue Wave's web services offering and their strategy. Clearly, getting them into the market more quickly, we believe, is of benefit to both organizations.

On the cost reduction side, you know, we do believe that there are going to be R&D synergies but more from a standpoint of being able to develop additional technology capability rather than pure cost reduction. The fact that Rogue Wave can redeploy some of the assets that they have on Wave Runner into enhancing what we're doing with the combined Platform V, we think is going to give us enormous capabilities in the market.

We also believe that we can absorb their G&A expenses and be able to take over a number of those functions and, of course, there's natural synergies of eliminating the public company costs which today, with small public companies, are by no means trivial.

So, in looking overall at Rogue Wave we definitely believe there's worldwide recognition for superior application development products. And we're going to talk about that because one of the important aspects of this merger is that we are going to preserve the brand and we're going to talk about what that really means.

They've been a leading provider for C++ products for over a decade and have an established reputation. I, as a former developer, used Rogue Wave tools and they were a help to me and I think they are too many.

They offer us a mature, cash generating set of products with SourcePro and Stingray. LEIF becomes an excellent transition product in terms of their strategy of being able to take that legacy C++ environment and be able to reuse that within the new Java and .NET applications base. They give us a strong presence in financial services, telecommunications and with independent software vendors.

From Quovadx's perspective, we offer a recognized integration and application development platform with QDX Platform V. As I mentioned, we're leaders in the web services industry. We think this platform is a natural synergy with Rogue Wave. It ends up that we do have a complementary application development focus so we have excellent synergies on that front. We've been growing a large sales force and distribution network that we think will add to the combined synergy.

And, you know, I don't think we can under-estimate our strong healthcare customer base. When we look across the combination of customers between Rogue Wave and Quovadx, I don't believe there are many technology companies that have the breadth and depth of customers across all of these groups.

Post-merger, we do expect to make some changes in the Quovadx organization. We have been operating somewhat like this to date but it's going to be a much more focused separation. We are going to take our tools platform, our QDX Platform V tools, combine them with the Rogue Wave tools and offer them under the Rogue Wave brand as the Rogue Wave tools company.

So Platform V will now be known as Rogue Wave Platform V and will be a separate division of Quovadx. On the enterprise application front, that will also become a separate division of Quovadx and our applications will be sold the same way they are today, that is to the various verticals that we support under our current structure - our current sales structure and we will essentially have a similar structure to many software companies that you may be familiar with - their tools division and their apps division. So we will move into that type of a structured organization.

So, clearly, we think between the two companies, we're really going to offer a winning combination with a high margin profitable model, leading the way with web services. We're very proud of that. Leading the way with web services with a really well recognized technology brand.

So, you know, we're helping Rogue Wave get acceleration into that marketplace and they're helping us with a really well known technology brand that you can't under-estimate. And a strong domestic and international distribution network and, again, I believe the most outstanding and large customer base of any of our competitors.

And speaking of competitors, who we look at today in the competitive landscape is really dependent upon what type of application that we're talking about. Clearly today we compete with other application deployment companies such as Tibco, and webMethods as an example. But beyond the tool sets, as I mentioned, we offer at Quovadx a whole set of vertical applications and in that vertical applications space, we really also do compete with a variety of vertical applications vendors. Let's say, in the case of our medical management application for the payer space, we would compete with someone like a Landacor or a MEDecisions although our platform approach and our tools approach with our applications give us a lot more capability because of the underlying technology of Platform V.

Now, to talk a little bit about market share, I think I'm going to have to start redrawing this pie because this is the Gartner data as of last year and Quovadx had a small sliver at 1% at that particular time. If you look at our growth over the last several quarters, and that does not, you know, even include the potential now with the acquisition of Rogue Wave, our software numbers exceeded Vitria and our total revenue exceeded Vitria over the last two quarters. Mercator, as you know, was purchased by Ascential so we no longer have numbers on them, but in the second quarter our software exceeded SeeBeyond. They did catch up to us in the third quarter, but with the acquisition of Rogue Wave it ends up, as we look at this market share slide, you will see that Quovadx will continue to move ahead of the remainder of the pack. So we're definitely gaining share over our competitors.

In looking at our revenue model, we really have three sources of revenues today. We have our perpetual license fees, our recurring revenue fees and our professional services fees. And I'll give you some example of how our various products lay out against this model.

Earlier, we talked about one of our solutions, the cash accelerator solution, and if you look at that solution, we sell that to customers for a perpetual license fee in the range of $50K to $250K so that's our software fees.

In addition to that, we get from 250% to 500% of that original software fee in recurring transaction fees. So we get this over a three-year period and then up to 50% for professional services. Contrast that with our medical management application as an example, the perpetual license fee will go anywhere from $500K to $1.5 million, recurring revenue looks more like, lately, it's been 55% to 60% over a three year period and the professional services fees to tailor that application are much higher, in the 150% to 500% range.

Going back to our core tools, for instance, our business process management component of Platform V, we'll sell that anywhere from $200K to $500K, 18% to 20% maintenance and then there can be a variety of professional fees. I mean, they can install it right out of the box or we can help them do a customized solution.

So with that, I'll just turn it over to Gary. He's going to talk somewhat about our financial numbers and our growth to date.

Gary Scherping: Thank you. This slide shows our revenue growth over the last six quarters. Beginning in the second quarter of 2002, we really began to focus the company on growing software revenue and that component of our total revenue.

Back in the second quarter of 2002 our software revenue was just $1.7 million or about 11% of our total revenue. Then it's steadily grown until the - actually the third quarter of 2003 when our software license fees were $7.8 million and represented 39% of our total revenue. Now, in this most recent quarter, software revenue was actually the largest segment of our revenue for the first time.

We expect this trend to continue and by the end of 2004 we actually expect 50% of our revenue to be generated from software license fees. This slide may need to be accelerated and updated with the acquisition of Rogue Wave.

Our target operating model is shown on this page. We expect software license fees to generate a margin in the 85% to 95% range. We expect our professional services and recurring revenue to generate a margin in the 45% to 50% range. So overall that would have a blended gross margin in the 65% to 70% range.

We are targeting the operating expenses as shown here. 22% for sales and marketing, 13% to G&A, 10% to R&D and overall our target is to get the operating margin to 20% to 25%.

And this next slide shows how we're doing against these targets so far. In the third quarter of 2003 we have $7.8 million in software license fees generating a margin of $5.9 million. It was a margin of 75.5%. And it's important to look at
- to understand the margin in the software license fees is what the cost of revenue represents. When we did our acquisitions in 2001, a big piece of the purchase price got allocated to the intellectual property, to the software, which we're amortizing over about a five year period.

That amortization is relatively fixed at about $1.7 million a quarter. So, there's a natural margin growth there for software revenue growth. There is a lot of leverage in the software model. The other $200,000 that was in cost of revenue are royalties we pay out for third party software.

Our professional services revenue was $4.4 million, generated a margin of $1.1 million or a 24% margin. We are not happy with that margin and definitely have taken steps to improve that margin. In the third quarter of this year we signed an agreement with Infotech, which is an Indian outsourcing company. We plan to use their offshore resources for our large professional services contracts as well as development work. So we expect to increase this margin over time.


The recurring revenue was $7.7 million, generated a margin of $2.6 million or 33% this most recent quarter. So overall, we had $19.9 million in revenue, gross margin of $9.5 million, and gross margin percentage of 47.9% up from 46% in the second quarter.

The other operating expenses are shown on this line, $4.7 million of sales and marketing costs. Those represented 24% of revenue in the third quarter. G&A expenses of just over $3 million, which were 15% of revenue in the third quarter. Our R&D costs are $2.7 million or 13% of revenue. Overall, we had a loss of just over $1 million or 3 cents per share. We had a positive EBITDA of about $1.5 million in the third quarter.

Some balance sheet highlights are shown on this slide. We had $34.9 million in cash or about $1.06 per share as of September 30th. Receivables were $22.7 million, a DSO of 90 days. We have no long-term debt and book value per share of $2.80 cents. The next slide really goes through the cash usage during the third quarter and you will see that the bulk of the cash usage was used in our acquisition of Care Science in the third quarter.

Our cash provided by operations was about $1.5 million during the quarter. We invested about $1.1 million in PP&E additions and capitalized software but the big use of cash during the quarter was the $7.5 million we spent on the Care Science acquisition.

So overall, our cash usage was $7.2 million or was a positive $300,000 of cash generated excluding the $7.5 million of CareScience acquisition costs.


--------------------------------------------------------------------------------
Lorine Sweeney


So, in summary, before we open it up to questions, clearly we think that Quovadx offers an attractive growth strategy and I can certainly emphasize that with our announcement of the Rogue Wave deal. We intend to continue to pursue our web services strategy. We see enormous potential in terms of being able to take Platform V into a much broader customer base now with Rogue Wave.

We will continue to extend our business model into new markets. We are the leader in the healthcare space. We've made some good traction into life sciences as well as into financial services and we expect to expand that, as I mentioned, with our recently announced acquisition.

We will continue to develop new partners and distribution alliances. This is a core focus of ours to date. One thing we did not talk about is that we do have very well-established partners in that work and many of the large healthcare software companies, in particular, re-distribute our Quovadx technology as resellers including companies such as GE Medical Systems, HBOC and QuadraMet as examples.

We think we do offer a very compelling investment. We operate in a large and growing market in our core base business and will continue to grow into many new markets. We offer a very attractive ROI for our customers. This has been important in the past recessions.

But even as we go forward into the better economy, we believe that preservation of the applications that you have in place is a win-win scenario for our customers. And, as Gary mentioned, we have a very highly leveraged software model. So as our software continues to grow, it grows the bottom line. And our balance sheet remains solid, there's no doubt.

With that, we'll conclude the web cast.

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